Exhibit 77(e)(3)


                                   SCHEDULE A
                       COMPENSATION FOR SERVICES TO SERIES

      For the services provided by Davis Selected Advisers, L.P. (the "Sub-Adviser") to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the
Series:


SERIES                                 Rate
------                                 ----

ING Davis New York Venture Portfolio   0.43% on the first $150 million in assets;
                                       0.40% on the next $350 million in assets; and
                                       0.35% thereafter

      If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.